Contact

www.linkedin.com/in/todd-stockbauer-955807 (LinkedIn)

Top Skills

Start-ups

Strategic Planning

Management

Todd Stockbauer

Fractional CFO and COO, Strategist, Advisor, Mentor, Entrepreneur, Board Member

Golden, Colorado, United States

Summary

At Stockbauer & Associates LLC, strategic guidance and education in finance and operations are paramount, particularly with outdoor and active lifestyle consumer brands in the throes of growth. Our mission is to shepherd companies through the intricate process of maturation, leveraging our extensive experience in the apparel, outdoor recreation hard goods, food, beverage and retail industries.

Having worked with brands ranging from start-ups to ones with multi-national operations, we understand the idiosyncratic personalities of both and how the operations affect the financial situation of building a brand and how the financial situation of a brand affects its operations.

Experience

Stockbauer & Associates LLC

Managing Member

January 2009 - Present (16 years 9 months)

Building Brands with Financial and Operational Guidance. A seasoned finance and operations executive providing financial, operational and administrative guidance as a fractional CFO, COO, strategist, mentor and partner to start-up, early stage and less developed brands. Our experience allows us to assist brands through their maturation process. We focus on consumer products primarily in the apparel, sporting hard goods, retail, wearable technologies, alcoholic beverage and food industries.

Board of Directors and Board of Advisors

Board of Directors and Advisory Boards

January 2019 - Present (6 years 9 months)

BOARD OF DIRECTORS

o Kokopelli, January 2019 - Current, (kokopelli.com)

o Boreas Campers, July 2023 - December 2024, (boreascampers.com)

BOARD OF ADVISORS
o Anti Ordinary,May 2022 - Current (antiordinary.co)
o OREC - Colorado Outdoor Recreation Industry Office, Aug 2025 - Current (oedit.colorado.gov/orec)
o Po Campo, Feb 2020 - February 2024 (pocampo.com)

Quiver Killer LLC
Owner
August 2014 - December 2022 (8 years 5 months)
Denver, Colorado

Quiver Killer, LLC (www.quiverkiller.com) is a small business owned and operated by passionate backcountry and winter sports advocates and athletes.

PRODUCTS
Our initial product, the Quiver Killer Binding Insert, allows you to take your bindings on and off as often as you like. This gives the the flexibility of switching out your touring and alpine bindings on the same pair of skis, or share bindings between multiple pairs of skis.

PL360 Beverage Partners
Chief Financial Officer, Partner
May 2010 - March 2014 (3 years 11 months)
Denver, Colorado

PL360 Beverage Partners was a "premium" wine and spirits company focused on building Private Label (retail-owned), Control Label (PL360 owned), and Agency Label (3rd party-owned) brands for the largest retail customers worldwide.

brandbase Holdings
Chief Financial Officer, Board Member
June 2007 - December 2008 (1 year 7 months)
Broomfield, Colorado

Company is an incubator of action sports brands. Responsible for all financial and human resource functions for this financial sponsored start-up.

Spyder Active Sports
Chief Financial Officer
August 2000 - June 2007 (6 years 11 months)
Boulder, Colorado

Spyder Active Sports designs and markets one of the most recognized and respected brands of high-performance, technically-oriented skiwear and outerwear in the world

Airwalk International LLC
Corporate Controller
January 2000 - July 2000 (7 months)
Genesee, Colorado

Innovative marketing and manufacturing company focusing on skate, snowboard and related apparel.

Sunbase Asia/Southwest Products Company
Chief Financial Officer/Director of Operations
1991 - December 1999 (8 years)

Company was a OEM in the defense and aviation industries. Responsible for all financial and administrative management functions of this privately-owned, financial sponsored company. Also was responsible for all SEC filings for the NASDAQ traded parent company.

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Education

UC Santa Barbara
BA, Business Economics, Accounting · (1981 - 1985)